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SEC FILE NUMBER
001-38832
CUSIP NUMBER
86882C 105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Surgalign Holdings, Inc.

Full Name of Registrant

RTI Surgical Holdings, Inc.

Former Name if Applicable

520 Lake Cook Road, Suite 315

Address of Principal Executive office (Street and Number)

Deerfield, IL 60015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Surgalign Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to a delay experienced by the Company in completing its financial statements and other disclosures in the Form 10-Q. This delay principally relates to the additional workload created by the recently completed sale of the OEM business. The Company expects that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the outcome and impact of the Company’s internal investigation, the Company’s ability to complete the filing of the Form 10-Q within the 5-day extension period and the Company’s expected financial results. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the Company’s ability to complete the Form 10-Q, including the financial statements for the fiscal quarter ended June 30, 2020, and the possibility that it will not be able to do so within the expected time period. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathon M. Singer, Chief Financial and Operating Officer	224	303-4651
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operations and business have experienced significant disruptions as a result of the COVID-19 pandemic and its effects, and the pandemic has materially adversely affected the Company’s revenues, earnings and cash flows, all as more fully set forth in the Company’s press release, dated August 7, 2020, included in its Form 8-K filed on August 7, 2020.

Surgalign Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2020	By:	/s/ Jonathon M. Singer
Name: Jonathon M. Singer
Title: Chief Financial and Operating Officer